SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

Commission File Number: 000-33067

NOTIFICATION OF LATE FILING

(Check One):

☐	Form 10-K	☐	Form 20-F	☐	Form 11-K
☒	Form 10-Q	☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR

For Period Ended: September 30, 2020

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: N/A

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I. REGISTRANT INFORMATION

Full name of registrant:	MIDWEST ENERGY EMISSIONS CORP.

Former name if applicable:	N/A

Address of principal executive office (Street and number):	1810 Jester Drive

City, State and Zip Code:	Corsicana, Texas 75109

Part II. RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III. NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant’s Quarterly Report on Form 10-Q for the period ended September 30, 2020 (the “Quarterly Report”) cannot be filed within the prescribed time period without unreasonable effort or expense because we require additional time for compilation and review to insure adequate disclosure of certain information required to be included in the Quarterly Report. We expect to file the Quarterly Report within the extension period provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV.  OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Name:	Richard MacPherson
Area Code and Telephone Number:	(614) 505-6115

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If the answer is no, identify report(s). Yes ☒  No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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MIDWEST ENERGY EMISSIONS CORP. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 16, 2020	By:	/s/ David M. Kaye
	Name:	David M. Kaye
	Title:	Secretary

ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS

(SEE 18 U.S.C. 1001).

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RIDER TO FORM 12b-25

MIDWEST ENERGY EMISSIONS CORP.

PART IV (3)

We generated revenues of approximately $2.8 million and $3.6 million for the three months ended September 30, 2020 and 2019, respectively and approximately $5.8 million and $8.9 million for the nine months ended September 30, 2020 and 2019, respectively. Such revenues were primarily derived from sorbent product sales. The decrease from the prior year periods is primarily due to decreased generation in the coal fired power sector principally due to renewables and low natural gas prices. Our net loss for the nine months ended September 30, 2020 decreased by approximately $800,000 compared to the prior year period. Although revenues decreased for the nine months ended September 30, 2020 compared to the nine months ended September 30, 2019, the net loss for the nine months ended September 30, 2020 compared to the prior year period decreased primarily due to the substantial decrease in total costs and expenses principally due to the decrease in stock based compensation allocated in selling, general and administrative expenses and the gain recognized during the nine months ended September 30, 2020 from the on change in fair value of profit share.

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